EXHIBIT 21.1

LIST OF SUBSIDIARIES OF QUALITY DISTRIBUTION, INC.

Name	State of Incorporation
American Transinurance Group, Inc.	Delaware
ATG Reinsurance Ltd.	Turks & Caicos Island
Boasso America Corporation	Louisiana
Chemical Leaman Corporation	Pennsylvania
EnviroPower, Inc.	Delaware
Fleet Transport Company, Inc.	Delaware
Levy Transport Ltd. / Levy Transport, LTEE	Canada
Mexico Investments, Inc.	Florida
MTL De Mexico S.A. de c.v.	Mexico
MTL Investments, Inc.	Canada
MTL of Nevada	Nevada
Power Purchasing, Inc.	Delaware
QD Capital Corporation	Delaware
QSI Services, Inc.	Delaware
Quala Systems, Inc.	Delaware
Quality Carriers, Inc.	Illinois
Quality Distribution, LLC	Delaware
Transplastics, Inc.	Delaware